SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc was notified on 22 May 2013 that the following transactions in the Company’s ordinary shares of 5p and American Depositary Receipts (ADRs) took place on 22 May 2013 in London and New York:

1. Disposal of ordinary shares of 5p each

Name	Shares Disposed	Price	% of Issued Share Capital disposed	Total beneficial holding following notification	Total number of conditional share awards held
M Coltman	23,160	£11.9308	0.0009%	94,767 0.0037%	206,607 0.0081%
R Devey	30,000	£11.9308	0.0012%	189,022 0.0074%	445,748 0.0174%
J Foley	120,000	£11.9308	0.0047%	237,962 0.0093%	483,765 0.0189%
M McLintock	300,000	£11.9308	0.0117%	449,847 0.0176%	142,283 0.0056%
N Nicandrou	200,000	£11.9308	0.0078%	299,314 0.0117%	460,412 0.0180%
B Stowe	78,767	£11.9645	0.0031%	See table below	See table below
T Thiam	400,000	£11.9308	0.0156%	881,753 0.0345%	1,243,213 0.0486%

2. Disposal of American Depositary Receipts (ADRs)

Name	ADRs Disposed	Price US$	% of Issued Share Capital disposed	Total beneficial holding in ADRs following notification	Total number of conditional ADRs awards held
B Stowe	88,149	$35.9911	0.0069%	198,633 0.0155%	249,545 0.0195%
M Wells	200,000	$36.1403	0.0156%	199,389 0.0156%	580,639 0.0454%

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Barry Stowe’s beneficial interest in ADRs equates to 397,266 ordinary shares and his conditional ADRs awards equate to 499,090 ordinary shares.

Mike Wells’ beneficial interest in ADRs equates to 398,778 ordinary shares and his conditional ADRs awards equate to 1,161,278 ordinary shares.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 23 May 2013

Contact

Jennie Webb, Share Plans Advisor, 0044 (0) 20 7548 2027

Stefan Bort, Assistant Group Secretary, 0044 (0) 20 7548 2115